UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. _3_)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COTHERIX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22163T103

(CUSIP Number)

December 31, 2006

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  22163T103

 Page 2 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alta Partners II, Inc.

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              California

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-              EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.0%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 IA

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  22163T103

 Page 3 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alta Partners III, Inc.

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              California

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-              EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.0%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 IA

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103

 Page 4 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alta California Partners III,  L. P.

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

             Delaware

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-                 EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.0%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 PN

CUSIP No. 22163T103

 Page 5 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alta California Management Partners III, LLC

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

             Delaware

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

-0-

EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.0%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 CO

CUSIP No. 22163T103

 Page 6 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alta Embarcadero Partners III, LLC

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              California

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-              EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.0%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 CO

CUSIP No. 22163T103

 Page 7 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alta BioPharma Partners III, L. P.

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

             Delaware

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-                 EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.0%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 PN

CUSIP No. 22163T103

 Page 8 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alta BioPharma Management III, LLC

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

             Delaware

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-                 EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.0%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 CO

CUSIP No. 22163T103

 Page 9 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alta BioPharma Partners III GmbH & Co. Beteiligungs KG

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              Germany

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-              EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.0%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 CO

CUSIP No. 22163T103

 Page 10 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alta Embarcadero BioPharma Partners III, LLC

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              California

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-                 EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.0%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 CO

CUSIP No. 22163T103

 Page 11 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Jean Deleage

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              United States

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-                  EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.0%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103

 Page 12 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Alix Marduel

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              United States

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-                  EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.0%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103

 Page 13 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Farah Champsi

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              United States

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-                  EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.0%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103

 Page 14 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Edward Penhoet

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              United States

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-                  EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.0%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103

 Page 15 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Edward Hurwitz

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              United States

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-                   EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.00%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103

 Page 16 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Garrett Gruener

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              United States

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-                  EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.00%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103

 Page 17 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Guy Nohra

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              United States

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-                  EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.00%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103

 Page 18 of 29 Pages

  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

              Daniel Janney

  (2) Check The Appropriate Box If A Member Of A Group

(a)

(b)

X

  (3)

SEC Use Only

  (4)

Citizenship or Place of Organization

              United States

EXIT FILING - Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

-0-

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power  -0-

  (9)

Aggregate Amount Beneficially Owned By Each Reporting Person

              -0-              EXIT FILING - Please see Attachment A

  (10)

Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

  (11)

Percent Of Class Represented By Amount In Row (11)

              0.00%              EXIT FILING - Please see Attachment A

  (12)

Type Of Reporting Person

                 IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)

Name of Issuer: CoTherix, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

5000 Shoreline Court, Suite 101

South San Francisco, CA 94080

Item 2.

(a)

Name of Person Filing:

Alta Partners II, Inc. (“APII”)

Alta Partners III, Inc. (“APIII”)

Alta California Partners III, L.P. (“ACPIII”)

Alta California Management Partners III, LLC (“ACMPIII”)

Alta Embarcadero Partners III, LLC (“AEPIII”)

Alta BioPharma Partners III, L.P. (“ABPIII”)

Alta BioPharma Management III, LLC (“ABPMIII”)

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”)

Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”)

Jean Deleage (“JD”)

Garrett Gruener (“GG”)

Guy Nohra (“GN”)

Daniel Janney (“DJ”)

Alix Marduel (“AM”)

Farah Champsi (“FC”)

Edward Penhoet (“EP”)

Edward Hurwitz (“EH”)

(b)

Address of Principal Business Office:

One Embarcadero Center, Suite 4050

San Francisco, CA  94111

 (c)

Citizenship/Place of Organization:

Entities:

APII

-

California

APIII

California

ACPIII

-

Delaware

ACMPIII

Delaware

AEPIII

California

ABPIII

Delaware

ABPMIII

Delaware

ABPIIIKG

Germany

AEBPIII

California

Individuals:

JD

United States

GG

United States

DJ

United States

GN

United States

AM

United States

FC

United States

EP

United States

EH

United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  22163T103

Item 3.

Not applicable.

Item 4

Ownership.

EXIT FILING - Please see Attachment A

		APII	APIII	ACPIII	ACMPIII	AEPIII	ABPIII	ABPMIII	ABPIIIKG
(a)	Beneficial Ownership	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
(b)	Percentage of Class	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
(c)	Sole Voting Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	Shared Voting Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	Sole Dispositive Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	Shared Dispositive Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

		AEBPIII	JD	AM	FC	EP	EH	GG	DJ
(a)	Beneficial Ownership	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
(b)	Percentage of Class	0.0%	0.0%	0.0%	0.0%	0.0%	0.00%	0.00%	0.00%
(c)	Sole Voting Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	Shared Voting Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	Sole Dispositive Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	Shared Dispositive Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

GN
(a)	Beneficial Ownership	-0-
(b)	Percentage of Class	0.00%
(c)	Sole Voting Power	-0-
	Shared Voting Power	-0-
	Sole Dispositive Power	-0-
	Shared Dispositive Power	-0-

Item 5.

Ownership of Five Percent or Less of a Class

See Item 4

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:

Joint Filing Statement

B: Agreement of Plan and Merger dated 11/19/2006: On EDGAR See CoTherix Inc. (Form: SC TO-T, Received 12.8/2006)

C: Tender and Voting Agreement dated 11/19/2006: On EDGAR See CoTherix Inc. (Form: SC TO-T, Received 12.8/2006)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

January 17, 2007

ALTA PARTNERS II, INC.

ALTA CALIFORNIA PARTNERS III, L.P.

By:  Alta California Management Partners III, LLC

By:

/s/ Jean Deleage

     By:

/s/ Daniel Janney_______

Jean Deleage, President

Daniel Janney, Managing Director

ALTA CALIFORNIA MANAGEMENT PARTNERS III, LLC

         ALTA EMBARCADERO PARTNERS III, LLC

By:

/s/ Daniel Janney

     By:

/s/ Daniel Janney_____

Daniel Janney, Managing Director

Daniel Janney, Manager

/s/ Garrett Gruener

/s/ Guy Nohra

Garrett Gruener

Guy Nohra

/s/ Daniel Janney

Daniel Janney

ALTA  PARTNERS III, INC.

By:

/s/ Jean Deleage

Jean Deleage, President

ALTA BIOPHARMA PARTNERS III, L.P.

ALTA BIOPHARMA MANAGEMENT III, LLC

By: Alta BioPharma Management III, LLC

By:

/s/ Alix Marduel

By:

/s/ Alix Marduel

Alix Marduel, Director

Alix Marduel, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC

ALTA BIOPHARMA PARTNERS III GMBH &CO.

BETEILIGUNGS KG

By: Alta BioPharma Management III, LLC

By:

/s/ Alix Marduel

/s/ Alix Marduel

Alix Marduel, Manager

Alix Marduel, Director

/s/ Jean Deleage

/s/ Farah Champsi

Jean Deleage

Farah Champsi

/s/ Alix Marduel

/s/ Edward Hurwitz

Alix Marduel

Edward Hurwitz

/s/ Edward Penhoet

Edward Penhoet

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

January 17, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTA PARTNERS II, INC.

ALTA CALIFORNIA PARTNERS III, L.P.

By:  Alta California Management Partners III, LLC

By:

/s/ Jean Deleage

     By:

/s/ Daniel Janney_______

Jean Deleage, President

Daniel Janney, Managing Director

ALTA CALIFORNIA MANAGEMENT PARTNERS III, LLC

ALTA EMBARCADERO PARTNERS III, LLC

By:

/s/ Daniel Janney

      By:

/s/ Daniel Janney_____

Daniel Janney, Managing Director

Daniel Janney, Manager

/s/ Garrett Gruener

/s/ Guy Nohra

Garrett Gruener

Guy Nohra

/s/ Daniel Janney

Daniel Janney

ALTA  PARTNERS III, INC.

By:

/s/ Jean Deleage

Jean Deleage, President

ALTA BIOPHARMA PARTNERS III, L.P.

ALTA BIOPHARMA MANAGEMENT III, LLC

By: Alta BioPharma Management III, LLC

By:

/s/ Alix Marduel

By:

/s/ Alix Marduel

Alix Marduel, Director

Alix Marduel, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC

ALTA BIOPHARMA PARTNERS III GMBH &CO.

BETEILIGUNGS KG

By: Alta BioPharma Management III, LLC

By:

/s/ Alix Marduel

/s/ Alix Marduel

Alix Marduel, Manager

Alix Marduel, Director

/s/ Jean Deleage

/s/ Farah Champsi

Jean Deleage

Farah Champsi

/s/ Alix Marduel

/s/ Edward Hurwitz

Alix Marduel

Edward Hurwitz

/s/ Edward Penhoet

Edward Penhoet

EXIT FILING --- Attachment A

On 1/9/2007, CoTherix, Inc. merged with Actelion US Holding Company pursuant to the Agreement and Plan of Merger dated 11/19/2006. In accordance with the Tender and Voting Agreement dated 11/19/06, all stockholders of CoTherix Stock tendered their Common Stock in exchange for $13.50 per share. Alta California Partners III, L.P. disposed of 1,942,611 shares of Common Stock, and Alta Embarcadero Partners III, LLC disposed of 62,226 shares of Common Stock. As a result of the merger on 1/9/07 and disposition of stock, Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC no longer have any beneficial ownership in CoTherix, Inc.

Alta Partners II, Inc. provides investment advisory services to several venture capital funds including Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC. The general partner of Alta California Partners III, L.P. and managers of Alta Embarcadero Partners III, LLC exercise sole voting and investment power in respect to the shares owned by such funds.

Certain principals of Alta Partners II, Inc. are managing directors of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.), and managers of Alta Embarcadero Partners III, LLC. As managing directors and managers of such entities, they may be deemed to share voting and investment powers over the shares beneficially held by the funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the Extent of their proportionate pecuniary interests therein.

Mr. Daniel Janney resigned as a Director of CoTherix on 1/10/2007. He is a managing director of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.) and a manager of Alta Embarcadero Partners III, LLC. As a managing director and manager of such funds, he may be deemed to share voting and investment powers over the shares held by Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC. He is a member of Alta BioPharma Management III, LLC with no voting or investment powers over the shares held by Alta BioPharma Partners III, L.P. and Alta BioPharma Partners III GmbH & Co. Beteiligungs KG. He disclaims ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein. In accordance with the terms of the Tender and Voting Agreement, the Daniel Janney and Noelle Montgomery Family Trust disposed of 46,319 shares of Common Stock. Thus the Trust no longer has any beneficial ownership in CoTherix, Inc.  In accordance with the terms of the merger agreement his stock options were cancelled in exchange for a cash payment of $530,771.76, which represents the difference between the exercise price of the option and the merger consideration for the underlying common stock. At the time of the merger he held the following fully vested stock options: 18,180 shares of Common Stock granted on 1/6/2004, 6,060 shares of Common Stock granted on 1/6/2004, 15,150 shares of Common Stock granted on 1/16/2004, 6,060 shares of Common Stock granted on 1/3/2005, 9,090 shares of Common Stock granted 1/3/2006, and 9,090 shares that were granted on 1/2/2007.

Mr. Guy Nohra is a managing director of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.) and a manager of Alta Embarcadero Partners III, LLC.  As a managing director and manager of such funds, he may be deemed to share voting and investment powers over the shares held by Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein.  In accordance with the terms of the Tender and Voting Agreement, the Guy Paul Nohra and Linda Nohra, Nohra Living Trust disposed of its 869 shares of Common Stock. Thus the Trust no longer has any beneficial ownership in CoTherix, Inc.

Mr. Garrett Gruener is a managing director of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.) and a manager of Alta Embarcadero Partners III, LLC.  As a managing director and manager of such funds, he may be deemed to share voting and investment powers over the shares held by Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein.  In accordance with the Tender and Voting Agreement, Mr. Gruener disposed of his 242 shares of Common Stock, thus he no longer has any beneficial ownership in CoTherix, Inc.

On 1/9/2007, CoTherix, Inc. merged with Actelion US Holding Company pursuant to the Agreement and Plan of Merger dated 11/19/2006. In accordance with the Tender and Voting Agreement dated 11/19/06, all stockholders of CoTherix Stock tendered their Common Stock in exchange for $13.50 per share.  Alta BioPharma Partners III, L.P. disposed of 869,1641 shares of Common Stock, Alta BioPharma Partners III GmbH & Co. Beteiligungs KG disposed of 58,370 shares of Common Stock, and Alta Embarcadero BioPharma Partners III, LLC disposed of 21,415 shares of Common Stock. As a result of the merger on 1/9/07 and disposition of stock, Alta BioPharma Partners III, L.P., Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, and Alta Embarcadero BioPharma Partners III, LLC no longer have any beneficial ownership in CoTherix, Inc.

Alta Partners III, Inc. provides investment advisory services to several venture capital funds including Alta BioPharma Partners III, L.P., Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and Alta Embarcadero BioPharma Partners III, LLC. The general partner of Alta BioPharma Partners III, L.P., the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, and the managers of Alta Embarcadero BioPharma Partners III, LLC exercise sole voting and investment power in respect to the shares owned by such funds.

Certain principals of Alta Partners III, Inc. are directors of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and managers of Alta Embarcadero BioPharma Partners III, LLC. As directors and managers of such entities, they may be deemed to share voting and investment powers over the shares beneficially held by the funds. The principals of Alta Partners III, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Mr. Jean Deleage is a director of Alta BioPharma Management III, LLC which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and a manager of Alta Embarcadero BioPharma Partners III, LLC. As a managing director and manager of such funds, he may be deemed to share voting and investment powers over the shares held by Alta BioPharma Partners III, L.P., Alta BioPharma Management II, LLC and Alta Embarcadero BioPharma Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein.  In accordance with the terms of the Tender and Voting Agreement, he disposed of 215 shares of Common Stock, thus he no longer has any beneficial ownership in CoTherix, Inc.

Ms. Farah Champsi is a director of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and a manager of Alta Embarcadero BioPharma Partners III, LLC. She disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of her proportionate pecuniary interests therein. In accordance with the terms of the Tender and Voting Agreement, the 1999 Farah Champsi Revocable Trust disposed of 134 shares of Common Stock, thus the Trust no longer has any beneficial ownership in CoTherix, Inc.

Dr. Alix Marduel is a director of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and a manager of Alta Embarcadero BioPharma Partners III, LLC. She disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of her proportionate pecuniary interests therein. In accordance with the terms of the Tender and Voting Agreement, The Lockard/Marduel Revocable Trust disposed of 134 shares of Common Stock. Thus the trust no longer has any beneficial ownership in CoTherix, Inc.

Mr. Edward Hurwitz is a director of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and a manager of Alta Embarcadero BioPharma Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Mr. Edward Penhoet is a director of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and a manager of Alta Embarcadero BioPharma Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein.  In accordance with the Terms of the Tender and Voting Agreement he disposed of 134 shares of Common stock, thus  Mr. Penhoet no longer has any beneficial ownership in CoTherix, Inc.

Alta Partners II, Inc. and Alta Partners III, Inc. are venture capital firms that share an office in San Francisco. Alta Partners II, Inc. is a California Corporation. Alta California Partners III, L.P. is a Delaware Limited Partnership, Alta California Management Partners III, LLC is a Delaware Limited Liability Company and Alta Embarcadero Partners III, LLC is a California Limited Liability Company.  Alta Partners III, Inc. is a California Corporation. Alta BioPharma Partners III, L.P. is a Delaware Limited Partnership, Alta BioPharma Management III, LLC is a Delaware Limited Liability Company, Alta BioPharma Partners III GmbH & Co. Beteiligungs KG is a German Limited Partnership and Alta Embarcadero BioPharma Partners III, LLC is a California Limited Liability Company.